Exhibit 4.1

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of August 29, 2002, by and between Gemplus International S.A. (“GISA”), a Luxembourg société anonyme, Gemplus Corp. (“Gemplus Corp.”), a Delaware corporation and Gemplus Management & Trading S.A. (“GMT”), a Swiss société anonyme, on the one hand; and Alex J. Mandl (the “Executive”) and ASM Investments, LLC, a Delaware limited liability company (“ASM”), on the other hand (GISA, Gemplus Corp., GMT, the Executive and ASM hereinafter referred to individually as a “Party” and collectively as the “Parties”). Capitalized terms used in this Agreement shall have the meanings ascribed to them in Section 16.14 of this Agreement.

RECITALS

WHEREAS, Gemplus Corp. wishes to employ the Executive and GISA wishes the Executive to serve as its President and Chief Executive Officer (“CEO”), and the Executive wishes to accept and assume such positions; and the Parties desire to enter into this Agreement to set out the terms and conditions of the Executive’s employment relationship with Gemplus Corp. and his service as President and CEO of GISA;

WHEREAS, the Parties contemplate the possible assignment of Gemplus Corp.’s rights and obligations as employer hereunder (in whole or part), as provided for in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties agree as follows:

1.	Employment Agreement

On and subject to the terms and conditions set forth in this Agreement, Gemplus Corp. agrees to employ the Executive, and the Executive agrees to be employed by Gemplus Corp., during the Employment Period.

2.	Term

The term of employment under this Agreement shall be four years commencing on the Effective Date (the “Employment Period”). In the event of termination of the Executive’s employment pursuant to Section 7 of this Agreement during the Employment Period, the compensation provisions of Section 8 of this Agreement shall govern.

3.	Position and Duties

     (a)     The Executive shall serve as President and CEO (“administrateur délégué”) of GISA and as an employee of Gemplus Corp. during the Employment Period. In such capacity, the Executive shall have such duties and responsibilities as are customarily assigned to individuals serving in such position and such other duties consistent with the

Executive’s title and position as the Board of Directors of GISA (the “Board”) specifies from time to time, all subject to the power of the Board to reasonably modify such duties and responsibilities from time to time hereunder provided that the Board shall not make any such modification(s) which would constitute Good Reason as defined herein.

     (b)     The Executive shall be appointed as a director of GISA within ninety days of the Effective Date (as defined herein), subject to the approval or ratification by the shareholders of GISA.

     (c)     The Executive shall accept and assume such other appointments as a director and as chief executive officer or other senior officer position (consistent with the Executive’s position as President and CEO of GISA) within other Group entities as the Board may reasonably request from time to time.

     (d)     The Executive shall devote his best efforts and full business time and attention to the business and affairs of the Group, provided however that the Executive may retain during the Employment Period his directorship positions with Dell Computer Corporation (Austin, Texas) and Pfizer Inc. (New York, New York). The Executive shall not during the Employment Period hold any other directorships or other positions outside the Group without the prior written consent of the Board in its discretion. The Executive shall comply with the rules, standards and policies of GISA, Gemplus Corp. and their affiliated entities (the “Group”), including without limitation any code of conduct of the Group, as amended from time to time by the Board and/or the Compensation Committee, as well as any and all applicable laws.

     (e)     Gemplus Corp. may, with the approval of the Executive which shall not be unreasonably withheld or delayed, by written notice to the Executive to such effect, assign this Agreement including all of its rights and obligations hereunder as the Executive’s employer and otherwise to any other affiliate of the Group which is owned as to at least a majority of the equity capital and voting rights thereof by GISA, whether directly and/or indirectly, and which is capable of performing all of its obligations as assignee hereunder (“Assignee Employer”), provided that such Assignee Employer agrees in writing to be bound by the terms of this Agreement. Upon any such assignment, Gemplus Corp. shall be released and discharged by the Executive from any liability for payments and the providing of benefits and any and all other obligations due to the Executive pursuant to this Agreement; provided, however, that any such assignment shall not modify or change in any way the Executive’s appointment as CEO of GISA as provided in Section 3(a) of this Agreement.

     (f)  The Parties hereby agree to assignment pursuant to Section 3(e) of this Agreement by Gemplus Corp. to GMT, if and when proposed by Gemplus Corp. by written notice to the Executive, subject only to the receipt by the Executive and / or GMT of working authorization for GMT to employ the Executive. In such event, the terms and conditions of Schedule 1 to this Agreement shall automatically apply in full. Each of the Parties shall exercise all reasonable efforts to facilitate the receipt of the working and administrative authorizations necessary to implement the provisions of Sections 3(f) and 4 of this Agreement.

4.	Place of Performance

Subject only to receipt by the Executive and / or the Group of any and all required administrative authorizations, the Executive shall be based and have his principal place of work at the principal offices of the Group in Geneva, Switzerland or in the Geneva area, except as otherwise agreed by the Executive and the Board and except for reasonable travel on Group business worldwide as necessary and appropriate to manage the business and affairs of the Group, including without limitation travel to and presence in GISA’s registered office and corporate headquarters in Senningerberg, Luxembourg; in France; in the United States; and in Asia. The Executive shall also have an office at the offices of GISA’s registered office and corporate headquarters in Senningerberg, Luxembourg.

5.	Compensation and Benefits

5.1	Base Salary

During the Employment Period, Gemplus Corp. shall pay to the Executive a base compensation at an annual gross salary of six hundred thousand euros (€ 600,000; the “Base Salary”), less all applicable deductions and withholdings, which shall be paid in monthly installments. The Compensation Committee of the Board or the Board may review (but may not diminish) the Base Salary from time to time and at least annually, and for the first time in December 2003.

5.2	Incentive Compensation

During the Employment Period, the Executive shall be eligible to be paid, in addition to the Base Salary, incentive compensation as follows (collectively, the “Incentive Compensation”):

     (a)  Signing Bonus. The Executive shall be paid a signing bonus in a gross amount equal to five hundred thousand euros (€ 500,000) within three business days of the Effective Date. Such Signing Bonus shall be reimbursable in full by the Executive to Gemplus Corp. within fifteen days if the Executive is terminated for Good Cause by Gemplus Corp. or gives notice of resignation without Good Reason within twelve months of the Effective Date.

     (b)  Annual Incentive Bonus. The Executive shall be eligible for an annual incentive bonus (the “Bonus”) in an amount of up to 120% of the Base Salary. The amount of the Bonus shall be determined by the Compensation Committee based upon the extent to which the Executive accomplishes the annual fiscal year goals and objectives (the “Objectives”) of the Executive. The Executive and the Board or the Compensation Committee will work together to develop in good faith mutually acceptable Objectives related to the performance of the Group and the Executive and connected with the Group’s incentive bonus program in which the Executive shall participate. The annual amount of Bonus due to the Executive in any fiscal year (including the guaranteed Bonus payments due pursuant to Section 5.2 (c) of this Agreement) shall be paid at the same time as other annual executive incentive bonuses are paid (currently during February of the following year).

     (c)  Bonus for Calendar Years 2002 and 2003. In respect of the period from the Effective Date until December 31, 2002, the Executive shall be paid a guaranteed Bonus of not less than a gross amount of € 240,000. In respect of the period from January 1, 2003 to the first anniversary of the Effective Date, the Executive shall be paid a guaranteed Bonus of not less than a gross amount of € 480,000. Such guaranteed amount of Bonus of not less than € 480,000 shall be a part of and deducted from the amount of the Executive’s total Bonus determined pursuant to Section 5.2 (b) of this Agreement for fiscal year 2003. In the event of termination by Gemplus Corp. for Good Cause or by the Executive without Good Reason prior to September 9, 2003, the above-mentioned Bonus amounts shall be reduced pro rata temporis in accordance with the provisions of Section 8.2 of this Agreement.

5.3	Investment in GISA by ASM; Stock Options

     (a)  At the request of GISA, ASM shall within three months of the Effective Date purchase shares of GISA’s common stock with an aggregate value of two hundred thousand US dollars (US$ 200,000) at the then current market price of GISA shares. Such three-month period shall be extended by the duration of any and all “black-out” periods during such period, during which ASM may not trade in shares of GISA.

     (b)  ASM shall be entitled to receive two tranches of options to subscribe to and purchase a total of twelve million shares of GISA’s common stock at a ratio of one Option per share (collectively the “Options”) as follows.

          (i) ASM shall be granted 8,000,000 Options at an acquisition price per share equal to the daily average of GISA’s stock price on the Euronext (Paris) stock exchange on the date of Board approval of such grant.

          (ii) ASM shall be granted 4,000,000 Options at an acquisition price per share of two euros and twenty-five euro cents (€ 2.25).

          (iii) Except as otherwise provided elsewhere herein, the Options shall vest in equal 25% annual installments during the Employment Period beginning on the first anniversary of the Effective Date and continuing on each such anniversary thereafter until the fourth anniversary of the Effective Date and shall expire ten years from the date of grant of the Options. The Options shall be exercisable for twelve months following the Date of Termination of the Executive’s employment hereunder. The Options shall in all other respects be subject to the terms and conditions of GISA’s stock option plan(s) under which the Options are granted.

          (iv) ASM undertakes and agrees, and the Executive undertakes and agrees to cause ASM, to comply with all provisions of this Agreement and the terms and conditions of GISA’s stock option plan(s) applicable to the Options.

     (c)  It shall be submitted and recommended to the Board of Directors of GISA to approve this Agreement and to the shareholders of GISA to ratify the substantive terms of this Agreement, including without limitation the entire compensation and benefits package and including specifically (i) the grant to ASM of those Options in addition to the 6,000,000 options authorized by the shareholders meeting of April 17, 2002, (ii) the compensation and benefits in Sections 5 and 8 of this Agreement and (iii) any and all other matters relating to the Executive’s compensation or duties and functions (including delegation of day-to-day management authority of GISA to the executive as “administrateur délégué”) requiring the ratification of GISA’s shareholders. If for any reason such approval of the Board of Directors and such ratification by the shareholders of GISA are not obtained by November 30, 2002, then the Executive may within thirty days thereafter terminate this Agreement on ten days prior written notice. In such event, no Party hereto shall have any liability to the Executive or to ASM for payments or severance of any kind in connection therewith, except exclusively as follows: the Executive shall be entitled to retain or receive from Gemplus Corp., pro rata temporis for the period from the Effective Date through the Date of Termination, (I) the Base Salary, (II) the Basic Benefits, (III) the Full Bonus, (IV) reimbursement for the reasonable costs of interim housing in accordance with Group policy, (V) travel and business expenses incurred in accordance with Section 6 of this Agreement and (VI) the Executive’s reasonable legal and accounting fees and expenses in accordance with Section 5.11 of this Agreement; provided however that (VII) no other Incentive Compensation and no Signing Bonus and no Relocation benefits shall be due or payable to the Executive, and any and all amounts paid or reimbursed to the Executive pursuant to Sections 5.2(a) and 5.4 of this Agreement shall be fully and promptly reimbursed by the Executive to Gemplus Corp. as it designates, and (VIII) any and all Options granted to ASM shall automatically lapse and be cancelled.

5.4	Relocation Benefits

     (a)  Gemplus Corp. or GISA shall pay for or reimburse the Executive for mutually agreed costs of relocation of the Executive and his spouse from Great Falls, Virginia, to Geneva, Switzerland, in accordance with the Group’s policies and subject to providing receipts, excluding however costs for temporary lodging and subsistence in Geneva for the Executive and his spouse.

     (b)  If, during the Initial Period (as defined below), the Executive sells his current residence located in Great Falls, Virginia (the “Residence”) for less than the Target Price, then Gemplus Corp. shall pay Executive for any such shortfall, up to a maximum of three million US dollars (US$3,000,000; the “Guarantee”), except as the Guarantee may be increased in the manner described below.

          (i) The “Target Price” shall be the Executive’s documented investment in such Residence (including the purchase price of the Residence, plus any documented improvements thereon, but excluding furnishings). The Executive shall provide notification to Gemplus Corp. of the amount of the Target Price within thirty days of the date of signature of this Agreement for Gemplus Corp.’s approval, which shall not be unreasonably withheld or delayed.

          (ii) Except as otherwise provided in Section 5.4(b)(vi) of this Agreement, the Guarantee shall lapse if a sale of the Residence is not completed within two years of the Effective Date (the “Initial Period”). The Executive shall actively market the Residence through a licensed real estate broker as soon as reasonably practical, and shall promptly inform Gemplus Corp. of any offers received on the Residence. Gemplus Corp. shall have the right to require that the Executive accept an offer on the Residence provided that such offer is made by a ready, willing, and able buyer, capable of paying cash at closing (i.e., Executive shall not be required to extend “seller financing”), and that the offer be at a price not less than $3,000,000 below the Target Price. Should the Executive not accept Gemplus Corp.’s decision to require the Executive to sell the Residence, the Guarantee and the Executive’s right to reimbursement of any further Running Costs accruing after such date pursuant to Section 5.4(b)(iii) of this Agreement shall immediately lapse.

          (iii) Until the Residence is sold, Gemplus Corp. shall pay the Executive $80,000 per month to cover operating expenses and other associated costs (the “Running Costs”). In the event of and notwithstanding any one or more assignments pursuant to Section 3(e) or 3(f) of this Agreement, the obligation to pay the Running Costs to the Executive shall be retained by Gemplus Corp. and shall not be assigned (except in the event, after such an assignment, of a sale of substantially all of the assets or shares of Gemplus Corp.; in such event, such obligation shall be assigned to an affiliate of GISA financially capable of performing).

          (iv) The Running Costs shall be paid until the earlier of the sale of the Residence or the end of the Initial Period, or until such right lapses pursuant to Section 5.4(b)(ii) of this Agreement. The parties agree that (i) the total amount of payments made by Gemplus Corp. or GISA under the Guarantee and the Running Costs shall never exceed four million nine hundred and twenty thousand US dollars (US$4,920,000) in the aggregate (the “Maximum Amount”), (ii) Executive may require Gemplus Corp. or GISA to increase the Guarantee beyond UD$3,000,000 for any Running Costs not required to be paid by Gemplus Corp or GISA as specified above, and (iii) to the extent that Gemplus Corp. and / or GISA pays more than US$1,920,000 of Running Costs, the Guarantee shall be reduced below US$3,000,000 on a dollar-for-dollar basis.

          (v) If the Executive is terminated for Good Cause or gives notice of resignation without Good Reason during the Initial Period, the Group’s obligations under the Guarantee and for the Running Costs shall immediately cease and any and all payments made by the Group under these obligations from the Commencement Date shall be repayable by the Executive within three months of the Executive’s termination of employment. The Group shall also have the right to offset these reimbursable amounts due by the Executive against any remaining payments due to the Executive by the Group in respect of compensation or otherwise.

          (vi) If the Residence has not been sold during the Initial Period, the Executive shall have the option to extend the Guarantee and Running Cost provisions for a further 12 months subject to the same terms and conditions (including without limitation the Maximum Amount payment cap of US$4,920,000 and the Executive’s obligation in case of termination for Good Cause or resignation without Good Reason to reimburse all payments made under these provisions since the Commencement Date) that applied during the Initial Period.

5.5	Sale of GISA

Upon a Sale of GISA (as defined below), the following terms and conditions shall apply:

     (i)  Immediately prior to a Sale of GISA, 50% of the Executive’s then unvested Options shall immediately vest; and

     (ii)  The remaining Options shall continue to vest as per their original vesting schedule(s), except as otherwise provided elsewhere herein regarding accelerated vesting.

5.6	Change of Control; “Tag Along” Rights

GISA shall exercise best efforts to procure that upon a Change of Control its shareholders who are disposing of their shares obtain the consent of the purchaser to allow the Executive to sell any or all GISA shares which he owns directly or indirectly or to which he is entitled through the exercise of fully vested Options on the same or substantially similar terms to those on which the shareholders are selling their shares. Should GISA fail to secure such consent of the purchaser as aforesaid, the Executive may within 90 days of the Change of Control choose to treat such failure as Good Reason and give notice of his intention to terminate this Agreement accordingly.

5.7	Directors’ and Officers’ Liability Insurance

Gemplus Corp. or GISA shall provide for coverage of the Executive by an appropriate amount of directors and officers liability insurance, and on terms and conditions as determined by the Group in its discretion, subject to the availability of such insurance on the market at acceptable rates, and in all events on substantially the same terms as applicable to other directors and senior executives of GISA. Gemplus Corp. and GISA each undertake to indemnify the Executive to the extent permitted pursuant to applicable law, and to the extent any claim is not fully covered by such insurance.

5.8	Company Car

Gemplus Corp. shall provide the Executive with a company car or company car allowance in accordance with Group policy for company cars applicable to senior executives.

5.9	Cooperation by Gemplus Corp. and the Group

Gemplus Corp. and the Group agree to cooperate with any reasonable requests by the Executive designed to provide the Executive with greater flexibility for tax and/or estate planning purposes (including trusts, transfers or assignments to trusts for the benefit of family members, and the creation of limited liability companies or similar entities), provided that such request does not negatively affect Gemplus Corp., any permitted assignee or the Group.

5.10	Other Benefits

During the Employment Period, the Executive will be entitled to receive such other benefits made generally available to senior executives of GISA according to their terms (including without limitation on the basis of contributions payable by the Executive as an employee), including retirement benefits, vacation leave, family health and accident insurance, disability insurance and life insurance (the “Other Benefits”). Subject to the foregoing, nothing contained in this Agreement shall prevent the Group from changing insurance carriers or from effecting modifications in insurance coverage available to the Executive. Except as otherwise provided herein, temporary absence of the Executive from the performance of his duties hereunder due to sickness or other medical or health reasons shall be governed by the applicable legal and administrative rules and the policies of the Group then in effect. The Executive will be entitled to legal holidays and vacation in accordance with applicable law. The Executive agrees to fully cooperate with efforts of Gemplus Corp. and the Group to contract life, disability and other insurances in respect of benefits due to the Executive and in respect of Gemplus Corp.’s and the Group’s efforts to obtain such insurance coverages as beneficiary for its and their own insurable interests.

5.11	Miscellaneous Benefits

The Executive shall also be entitled to such other benefits as may be mutually agreed upon by Gemplus Corp. and Executive in their discretion. Gemplus Corp. agrees to pay or to reimburse the Executive for the reasonable legal and accounting fees and expenses incurred in the preparation and negotiation of the term sheet developed by the Parties and this Agreement, up to a maximum amount of US$ 50,000.

5.12	Withholding Taxes and Other Deductions

Gemplus Corp. or GISA (as the case may be) shall withhold from all payments due the Executive under this Agreement all applicable national, federal, state, cantonal and local taxes and such other deductions as are prescribed by law or Group policy (or that are otherwise authorized by the Executive).

5.13	Due Date of Payments

     Except as otherwise expressly provided elsewhere herein, all payments provided for in this Agreement shall be made as promptly as possible and in any event not later than seven business days after the date of the occurrence or the coming into existence of the circumstances giving rise to the obligation to pay.

6.	Expenses

The Executive is authorized to incur reasonable expenses in the performance of his duties hereunder, including the costs of air and other travel, hotels and similar business expenses incurred in the performance of his duties, subject to the Group’s then-applicable policies and procedures regarding such expenses. Gemplus Corp. shall reimburse the Executive for all such expenses subject to submission by the Executive of a written account of such expenses and appropriate receipts.

7.	Termination of Employment

7.1	Termination

The Executive’s employment by Gemplus Corp. and his position as President and CEO of GISA during the Employment Period shall continue until the earliest to occur of:

     (a)  Mutual written consent of the Executive and Gemplus Corp. terminating the Executive’s employment with Gemplus Corp.;

     (b)  The end of the Employment Period, as set forth in Section 2 of this Agreement;

     (c)  Death of the Executive;

     (d)  At Gemplus Corp.’s option on written notice, Disability of the Executive;

     (e)  Subject to cure periods applicable pursuant to the terms of this Agreement, the Executive’s resignation from employment with Gemplus Corp. with or without Good Reason,

with the Executive to provide thirty business days written notice to Gemplus Corp. prior to such resignation; or

     (f)  Subject to cure periods applicable pursuant to the terms of this Agreement, Gemplus Corp.’s termination of the Executive’s employment with Gemplus Corp. (with or without Good Cause), with Gemplus Corp. to provide thirty business days written notice to the Executive prior to such termination.

7.2	Notice of Termination

Any termination of the Executive’s employment by Gemplus Corp. or the Executive (other than because of the Executive’s death) shall be communicated by written Notice of Termination to the other Parties in accordance with Section 16.1 of this Agreement and shall take effect on the Date of Termination.

7.3	Effect of Termination

In the event of termination of the Executive’s employment with Gemplus Corp. as set forth in Section 5.3(c) or 7.1 of this Agreement, this Agreement shall be terminated and of no further force or effect, except that:

     (a)  Nothing in this Section 7.3 of this Agreement shall be deemed to relieve GISA, Gemplus Corp., GMT, ASM or the Executive from any liability for any breach of this Agreement, and all due and accrued obligations and liabilities pursuant to this Agreement shall remain fully due and shall survive such termination;

     (b)  Each of the Executive, ASM, Gemplus Corp., GMT and GISA shall be entitled to any remedies at law or in equity for any such breach; and

     (c)  The provisions of all sections of this Agreement intended by their terms to survive the termination or expiration of this Agreement, including without limitation Section 16.4 of this Agreement and all those sections referred to therein, shall remain in full force and effect and shall survive, in accordance with their terms and conditions, the termination of this Agreement.

8.	Compensation Upon Termination

8.1	Termination by Gemplus Corp. due to Executive’s Death or Disability

     (a)  If the Executive’s employment is terminated during the Employment Period as a result of the Executive’s Disability or death, Gemplus Corp. shall pay to the Executive or to the Executive’s estate, or as may be directed by the legal representatives of such estate, the following sums and take the following actions:

          (i) All Base Salary due for the remaining portion of the Employment Period, but in any event not in respect of a period of more than twenty-four months nor a period of less than twelve months, payable as a lump sum without any offset for compensation received from subsequent employment but subject to deduction of the amount of any and all disability benefits payable to the Executive (or his estate); provided further, however, that, with respect to a Disability, if Gemplus Corp.-provided disability benefits are higher than the amount of Base

Salary due pursuant to this Section 8.1 (a) of this Agreement, the Executive (or his estate) shall receive such disability benefits in lieu of such amount of Base Salary);

          (ii) Full Bonus for the fiscal year of termination;

          (iii) Basic Benefits, if applicable, shall be provided by Gemplus Corp. for the remaining term of the Employment Period, but in any event for a period of not more than twenty-four months nor less than twelve months, to the extent permitted by insurers and provided that Gemplus Corp. shall pay to the Executive of his estate or representative the substantial cash equivalent of such Basic Benefits if consent to continued coverage is not granted by the carriers.

          (iv) All non-vested Options which would otherwise vest during the remaining term of the Employment Period (but in any event not in respect of a period greater than 24 months nor less than 12 months) shall immediately vest, and all vested Options shall be exercisable for one year after the Date of Termination.

     (b)  The Executive agrees to cooperate fully with efforts of Gemplus Corp. and the Group to contract life and disability insurances in respect of benefits due to the Executive in respect of such events.

8.2	Termination by Gemplus Corp. with Good Cause or by the Executive without Good Reason

     (a)  If Gemplus Corp. terminates the Executive’s employment during the Employment Period for Good Cause, or if the Executive voluntarily terminates the Executive’s employment during the Employment Period other than for Good Reason, Gemplus Corp. shall pay the Executive the following sums and take the following actions:

          (i) All Base Salary, prorated through the Date of Termination;

          (ii) Full Bonus, prorated through the Date of Termination;

          (iii) The Basic Benefits, prorated through the Date of Termination;

          (iv) All Options non-vested as of the Date of Termination shall lapse and expire, and all vested Options as of the Date of Termination shall be exercisable for one year thereafter.

     (b)  The provisions of this Section 8.2 and of Section 7.1 (e) of this Agreement are entirely without prejudice to Gemplus Corp.’s, GMT’s and GISA’s rights to seek full recompense for any and all damages and harm caused to them or to the Group by the Executive’s breach of the terms of this Agreement, including without limitation by resignation from employment and / or the Executive’s position as President and CEO of GISA without Good Reason.

8.3	Termination by Gemplus Corp. without Good Cause or by the Executive with Good Reason

If Gemplus Corp. terminates the Executive’s employment during the Employment Period other than for Good Cause, death, or Disability, or the Executive terminates his employment during the

Employment Period for Good Reason, the Executive shall be entitled to payment of the following sums and the taking of the following actions:

     (a)  All Base Salary due for the remaining portion of the Employment Period, but in any event not in respect of a period of more than twenty-four months nor of a period of less than twelve months, payable as a lump sum without any offset for compensation received from subsequent employment;

     (b)  Full Bonus due for the remaining portion of the Employment Period, but in any event not in respect of a period of more than twenty-four months nor of a period of less than twelve months, payable as a lump;

     (c)  In addition, the Basic Benefits shall be due, as applicable, for the same period and on the same terms as provided for in Section 8.3 (a) of this Agreement, to the extent permitted by insurers and provided that Gemplus Corp. shall pay to the Executive the substantial cash equivalent of such Basic Benefits if consent to continued coverage is not granted by the carriers.

     (d)  The remaining non-vested Options which would have vested during the remaining portion of the Employment Period, but in any event not in respect of a period of more than twenty-four months nor less than twelve months, shall vest and be exercisable for one year after the Date of Termination.

9.	Confidential Information

9.1	Company Information

The Executive agrees at all times during the Employment Period and thereafter that he will not use, disclose, or transfer to any Person, except as authorized by Gemplus Corp. or as required by law, and except for any information which the Executive can demonstrate was known to him prior to disclosure by the Group without breach by the Executive of any obligation of confidentiality to any third party, any Confidential Information of the Group. For purposes of this Agreement, “Confidential Information” means any Group proprietary information, technical data, trade secrets or know-how, market-related information, software, developments, processes, formulas, technology, designs, drawings, engineering, marketing, finances or other business information disclosed to the Executive by the Group or otherwise learned or known by Executive during his recruitment and his employment hereunder. The Executive further understands that Confidential Information does not include any of the foregoing items to the extent they have become publicly known through no wrongful act of the Executive or others who were under confidentiality obligations as to the item or items involved.

9.2	Third Party Information

The Executive recognizes that Gemplus Corp. and the Group have received and in the future will receive from third parties their confidential or proprietary information subject to a duty on Gemplus Corp.’s or the Group’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Executive agrees at all times during the Employment Period and thereafter that he will not use, disclose, or transfer to any Person any such confidential or proprietary third-party information, except as authorized by Gemplus Corp.

within the scope of the Executive’s duties and as consistent with Gemplus Corp.’s or the Group’s agreement with such third party, and except for any information which the Executive can demonstrate was known to him prior to disclosure by the third party without any breach by the Executive of any obligation of confidentiality to any third party.

10.	Intellectual and Industrial Property Rights

     (a)  Ideas and Inventions. The Executive represents and warrants that he does not own or claim any inventions, patents, original works of authorship, copyrights, designs, developments, improvements, software, trade secrets or other intellectual or industrial property rights which were made or acquired prior to the date of this Agreement and which relate to the Group’s business (the “IP”), and which are not assigned to GISA hereunder. If in the course of employment hereunder, the Executive incorporates any IP into any property (including Confidential Information) of the Group, GISA is hereby granted and shall have a nonexclusive, royalty-free, assignable, irrevocable, perpetual (or for the full term of the protectable rights therein if a perpetual license is not legally feasible under applicable law), worldwide license to make, modify, use and sell such item as part of or in connection with such product, process or machine.

     (b)  Disclosure and Assignment to GISA. The Executive agrees to promptly make full written disclosure to GISA, will hold in trust for the sole right and benefit of GISA, and hereby assigns to GISA, or its designee, all right, title, and interest in and to any and all IP which he may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice in connection with performing services within the scope of his employment with Gemplus Corp. or the Group or as CEO of GISA or in connection with his performance hereunder (either on Group’s premises or elsewhere) or utilizing Group facilities.

     (c)  Written Materials. The Executive acknowledges and agrees that all writings and computer materials of every kind and nature produced by him in the course of work for the Group are works produced for hire and the property of GISA, including without limitation any copyrights; but to the extent any such writing or computer material may not, by operation of law or otherwise, be a work made of hire, the Executive hereby assigns to GISA or its designee the ownership of copyright in such works. The Executive hereby irrevocably waives any and all moral rights he may be able to claim in respect of any IP.

     (d)  Patent and Copyright Registrations. The Executive agrees to assist the Group or its designee, at the Group’s expense, in every proper way to secure the Group’s rights in any and all IP in any and all countries, both during and after the Employment Period, including by signing of all documents and hereby granting power of attorney to the officers of GISA to sign in his place if he is incapacitated or for any other reason does not sign such documents.

11.	Conflicting Employment

The Executive agrees that, during the Employment Period, he will not engage in any other employment, occupation, consulting or other business activity, or other activities that conflict with his obligations to Gemplus Corp. and the Group, except as otherwise permitted by Section 3(d) of this Agreement, without the prior written consent of the Board.

12.	Returning Company Documents; Notification of New Employer

The Executive agrees that, on or before the Date of Termination, he will deliver to Gemplus Corp. or its designee (and will not keep in his possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items, developed by the Executive pursuant to his employment with Gemplus Corp. or otherwise belonging to Gemplus Corp. or the Group, including without limitation those records required pursuant to Section 10(c) of this Agreement.

13.	Non-Competition and Non-Solicitation

The Executive agrees that he will not directly or indirectly:

     (a)  During the Employment Period and for a period of one year following the Date of Termination for any reason, whether as an individual proprietor, partner, stockholder, officer, employee, director, consultant, joint venturer, investor, lender or in any other capacity whatsoever, alone or in association with others, either own, manage, operate, control or participate in the ownership, management, operation or control of, or work for any Person or business entity which competes with the Business of the Group; and

     (b)  During the Employment Period and for a period of two years following the Date of Termination for any reason, solicit, induce, encourage or recruit any of the Group’s employees, officers, directors or consultants to leave their employment or relationship, or take away such employees, officers, directors or consultants, or attempt to solicit, induce, recruit, encourage or take away employees, officers, directors or consultants of the Group, either for himself or for any other Person.

The undertakings set forth in this Section 13 of this Agreement shall be of worldwide geographic scope and are considered by the Parties to be reasonable for the purposes of protecting the legitimate business interests of the Group. If any such undertaking is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too broad a range of activities or in too large a geographic area, however, such restriction shall be interpreted to the extent permitted by applicable law to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable. The Executive acknowledges that it is difficult to determine the damages that will be incurred by the Group if the Executive breaches the provisions of this Section 13 of this Agreement and, as such, the Group shall be entitled to seek injunctive relief to enforce the provisions of this Section 13 of this Agreement, in addition to any and all other remedies which may be available to the Group.

14.	Electronic Mail

Electronic mail as well as internal mail and e-mail and the Group’s electronic networks shall be exclusively used for the Group’s business purposes. The Executive recognizes and acknowledges that all electronic mail is logged and retained by the Group for a period determined by it in its discretion through a “back-up” procedure. The Executive is informed of the fact that the Group performs periodic verifications regarding the use of electronic mail and Group’s electronic networks by employees and that the Group may use such logged and retained correspondence for purposes of establishing non-compliance with the Group’s correspondence policy and exercising employee disciplinary sanctions as a result of such non-compliance.

15.	Guarantee of GISA

GISA hereby undertakes to guarantee the proper performance of the obligations pursuant to this Agreement of Gemplus Corp., GMT and any assignee in accordance with Section 3(e) or 3(f) of this Agreement. Such undertaking of GISA constitutes a guarantee of payment and not of collection only, shall remain in full force and effect notwithstanding any insolvency of Gemplus Corp. or any permitted assignee of Gemplus Corp., and shall apply and may be relied upon by the Executive in the event of non-performance by Gemplus Corp. (or if applicable, GMT or any permitted assignee) which is not cured within thirty days of written notice from the Executive to Gemplus Corp. (or if applicable, GMT or any permitted assignee) and to GISA to such effect.

16.	Miscellaneous

16.1	Notices

All notices, demands, requests or other communications required or permitted to be given or made hereunder shall be in writing and shall be personally delivered, faxed, delivered by nationally recognized courier service or mailed by first class registered or certified mail, postage prepaid, addressed as follows:

If to Gemplus Corp.:

The Board of Directors Gemplus Corp. 3 Lagoon Drive Redwood City, CA 94065-1566 USA Fax number: 1 650 654 2920 with a copy to the same address (which shall not be deemed to constitute notice), attention: General Counsel

If to GISA:

The Board of Directors Gemplus International S.A. Aérogolf Center 1, Hohenhoff L-2633 Senningerberg Grand Duchy of Luxembourg

Fax number: 352 26 34 61 61

with a copy (which shall not be deemed to constitute notice) to the same address, attention: General Counsel

If to GMT:

General Counsel Gemplus Management & Trading S.A. Place des Alpes 2-4 1201 Geneva, Switzerland Fax number: 41 22 544 50 20

If to the Executive:

10250 Akhtamar Drive Great Falls, VA 22066 USA Fax number: 1 703 757 0346 with a copy (which shall not be deemed to constitute notice) to:

Arthur Cirulnick, Esq. Venable, Baetjer, Howard & Civiletti 1201 New York Avenue, N.W. Suite 1000 Washington, D.C. 20005-3917 Fax number: 1 202 962 8300 or to such other address as may be designated by such Party in a notice to the others. Each notice, demand, request or other communication that shall be given or made in the manner described above shall be deemed sufficiently given or made for all purposes, if sent by first class mail, seven business days after it is deposited in the U.S. or international mail, postage prepaid, or, if by nationally-recognized courier service or fax, at such time as it is delivered to the addressee (with the delivery receipt or fax confirmation sheet deemed conclusive evidence of such delivery) or, if personally delivered, on the date of such delivery or at such time as delivery is refused by the addressee upon presentation.

16.2	Arbitration

     (a)  In consideration for Executive’s employment with Gemplus Corp. and his receipt of the compensation provided for herein, except as provided in Section 16.2(c) of this Agreement, the Parties agree that any and all disputes or controversies arising out of, relating to or in connection with this Agreement, or the interpretation, validity, construction, performance, breach or termination thereof, shall be settled by binding arbitration to be held in the borough of Manhattan, New York in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association (the “Rules”). The neutral arbitrator(s) shall be selected in a manner consistent with the Rules. The arbitrator(s) may grant injunctions or other relief in any such dispute or controversy and shall have the power to decide any motions brought by any Party to such arbitration. Judgment may be entered on the decision of the arbitrator(s) in any court having jurisdiction. The arbitrator(s) shall require the non-prevailing Party pursuant to any such arbitration to pay and/or reimburse the prevailing Party for any and all fees or costs associated with the arbitration.

     (b)  The arbitrator(s) shall apply the law of the State of New York to the merits of any dispute or claim, without reference to rules of conflicts of law. The arbitration proceedings shall be governed by U. S. federal arbitration law and by the Rules, without reference to state arbitration law. The Parties hereby consent to the exclusive jurisdiction and venue of the state and federal courts located in the borough of Manhattan, New York for any action or proceeding arising from or relating to this Agreement or relating to any arbitration concerning a dispute arising out of this Agreement.

     (c)  Notwithstanding the foregoing, the Parties may apply to any court of competent jurisdiction located in the borough of Manhattan, New York for a temporary restraining order, preliminary injunction, or other interim or conservatory injunctive or equitable relief, as necessary, without breach of this Section 16.2 of this Agreement and without abridgement of the powers of the arbitrator(s).

16.3	Severability

The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect.

16.4	Survival

It is the express intention and agreement of the Parties that the provisions of Sections 5.7, 5.12, 5.13, 7.3, 8, 9, 10, 12, 13, 15, 16.1, 16.2, 16.3, 16.4, 16.6, 16.9, 16.10 and 16.13 of this Agreement and Schedule 1 to this Agreement shall survive the Date of Termination.

16.5	Assignment

The rights and obligations of Gemplus Corp. and the Group hereunder shall inure to the benefit of Gemplus Corp. and the Group and shall be binding on their successors and assigns, including without limitation in connection with any subsequent merger, consolidation, sale of all or substantially all of the assets of Gemplus Corp. or GISA or similar reorganization of a successor corporation. The rights and obligations of the Executive hereunder shall not be assignable or delegable without the prior written consent of Gemplus Corp., except that, in the event of the Executive’s death, the personal representative or legatees or distributees of the Executive’s estate, as the case may be, shall have the right to receive any amounts due and payable to the Executive pursuant to the terms of this Agreement, including without limitation any amounts unpaid and owing pursuant to Section 8.1 of this Agreement.

16.6	Binding Effect

Subject to any provisions of this Agreement restricting assignment, this Agreement shall be binding upon the Parties and shall inure to the benefit of the Parties and their respective heirs, devisees, executors, administrators, legal representatives, successors and permitted assigns.

16.7	Amendment; Waiver

This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed by each of the Parties. Neither the waiver by either of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure of either of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.

16.8	Headings

Section and subsection headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions of this Agreement.

16.9	Governing Law

     (a)  This Agreement, the rights and obligations of the Parties, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of New York (but not including the choice of law rules thereof).

     (b)  THE PARTIES HEREBY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     (c)  Notwithstanding the foregoing provisions of this Section 16.9 of this Agreement, the relationship between GISA and the Executive with respect to his appointment as a director by the shareholders of GISA and his appointment as CEO (“administrateur délégué”) by the Board shall be governed by Luxembourg law (without reference to rules of conflicts of laws).

16.10	Entire Agreement

This Agreement, including all exhibits attached hereto, constitutes the entire agreement between the Parties respecting the employment of Executive by Gemplus Corp. and the subject matter of this Agreement, and supersedes all prior writings and discussions between or among the Parties.

16.11	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which shall be deemed to constitute one and the same instrument. Signatures may be by facsimile. Notwithstanding two signature lines for GISA on the signature page of this Agreement, GISA represents and warrants that its Chairman, Mr. Dominique Vignon, through his signature alone has the full authority to legally bind GISA to this Agreement.

16.12	Absence of Restrictions on the Executive

By signing this Agreement, the Executive certifies that he is not prevented from doing so by any contract or other agreement, that he is not subject to any legal limitation on doing so, and that he does not violate any contractual obligation that would diminish or limit his capacity to fulfill his obligations under this Agreement. In addition, the Executive certifies that he does not own or retain and that he is not bringing with him any book, document, record or other document or material containing information, business secrets, know-how or client lists which belong to any other person or entity. The Executive confirms that no commission is payable by the Group to an agency or an intermediary in relation to this Agreement due to any action by the Executive (other than fees payable to the executive search firm engaged by GISA).

16.13	Excise Tax Payment

In the event that any payment, benefit, or distribution pursuant to this Agreement (other than pursuant to this section 16.13) made by Gemplus Corp., GISA or by any of its affiliates, by any person who acquires ownership or effective control or ownership of a substantial portion of Gemplus Corp.’s, GISA’s or its affiliates’ assets (within the meaning of section 280G of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the “Code”)) or by any affiliate of such person (the “Total Payments”), is subject to the excise tax imposed by section 4999 of the Code (or any successor provision of the Code) or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment in an amount that shall fund the payment by the Executive of such Excise Tax on the Total Payments. Such additional payment will not however include any gross-up for any income tax liability arising from such additional payment in respect of such Excise Tax.

16.14	Definitions

“Agreement” has the meaning set forth in the preamble of this Agreement.

“ASM” means AMS Investments, LLC, which is and throughout the term of this Agreement shall be wholly owned by the Executive and members of his immediate family (his spouse and / or his children).

“Base Salary” has the meaning set forth in Section 5.1 of this Agreement.

“Basic Benefits” means the benefits provided for in Sections 5.8 and 5.10 of this Agreement.

“Business” means the business and activities of the Group during the Employment Period in connection with the design, development, marketing, publicity, manufacturing, production and sale of smart cards and smart card related solutions, software and services, in all fields of use, whether directly or indirectly in any manner.

“Change of Control” means any block sale or coordinated series of sales by two or more of (i) Texas Pacific Group (Fort Worth, Texas and San Francisco, California), or entities owned by Texas Pacific Group, (ii) entities owned by the family of Herman Quandt (Bad Homberg, Federal Republic of Germany) or (iii) Dr Marc Lassus and / or entities controlled by him (including without limitation Mlfi Holdings (Luxembourg), which together with any related voting agreements delivers control of 51% or more of the voting equity of GISA to a Third Party.

“Compensation Committee” means the Compensation and Search Committee of the Board of Directors of GISA.

“Confidential Information” has the meaning set forth in Section 9.1 of this Agreement.

“Date of Termination” means, subject to the application of cure periods pursuant to the terms of this Agreement, (i) if the Executive’s employment is terminated by the Executive’s death, the date of the Executive’s death; (ii) if the Executive’s employment is terminated because of the Executive’s Disability, 30 calendar days after Notice of Termination, provided that the Executive shall not have returned to the performance of the Executive’s duties on a full-time basis at any time during such 30-day period; or (iii) if the Executive’s employment is terminated by Gemplus Corp. or by the Executive for any reason, the date specified in the Notice of Termination.

“Disability” means a physical or mental disability, confirmed by a medical diagnosis performed by a physician who is reasonably acceptable to the Executive and the Board, that prevents the Executive’s effective performance of his full-time duties hereunder for a period of 120 substantially consecutive days or for 120 days in any twelve-month period of the Employment Period.

“Effective Date” means September 9, 2002.

“Employment Period” has the meaning set forth in Section 2 of this Agreement.

“Executive” has the meaning set forth in the preamble of this Agreement.

“Full Bonus” means the entire amount of the Bonus (120% of Base Salary).

“Good Cause” means (i) fraud; (ii) conviction of a felony (or a plea of nolo contendere thereto) or the equivalent outside the United States; (iii) willful and serious misconduct which has or is reasonably expected to cause direct or indirect material harm to Gemplus Corp., GISA or the Group, not cured after written notice and reasonable opportunity to cure; or (iv) willful failure substantially to perform a material provision of this Agreement or a material breach of this Agreement, not cured after written notice and reasonable opportunity to cure.

“Good Reason” means any of the following: (i) a failure by Gemplus Corp. or GISA to comply with any material obligation imposed by this Agreement and continuance of such failure for thirty business days subsequent to the Executive’s having notified the Chairman of the Board in writing that the Executive considers such failure to have occurred; (ii) the Executive is demoted from the position of President or CEO of GISA, or is not elected as director of GISA, or the Executive’s duties and responsibilities are materially and substantially reduced; (iii) the assignment to the Executive of any duties that are inconsistent with Executive’s position as President and CEO of GISA and the failure of GISA to have reversed such assignment within thirty business days of the Executive’s having notified the Chairman of the Board in writing that the Executive considers such assignment to have occurred; (iv) Executive is required by Gemplus Corp. or the Group without his consent to reside somewhere other than the Great Falls, Virginia, USA or Geneva, Switzerland, areas; or (v) failure by GISA to secure the consent of the purchaser and thereby implement the Executive’s rights pursuant to Section 5.6 of this Agreement, in accordance with and subject to the provisions thereof.

“Incentive Compensation” has the meaning set forth in Section 5.2 of this Agreement.

“Notice of Termination” has the meaning set forth in Section 7.2 of this Agreement.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Sale of GISA” means:

          (i) a sale of all or substantially all of GISA’s assets for cash consideration;

          (ii) a share tender offer which results in more than 50% of then-current equity securities of GISA being sold to a third party other than existing shareholders of GISA (“Third Party”) for cash consideration;

          (iii) a merger or similar business combination with another entity which results in more than 50% of then-current equity securities of GISA being sold to a Third Party for cash consideration.

[Remainder of page intentionally left blank; signature page follows]

     IN WITNESS WHEREOF, the undersigned have duly executed and delivered, or have caused to be duly executed and delivered, this Agreement as of the day and year first hereinabove written.

Gemplus International S.A.

By:	Dominique Vignon
Its:	Director

By:
Its:	Director

Gemplus Corp.

By:	Jason S. Cohen
Its:	Vice President & Secretary

Gemplus Management & Trading S.A.

By:	Stephen Juge
Its:	Authorized representative

EXECUTIVE

Alex J. Mandl

ASM Investments, LLC

By:	Alex J. Mandl
Its:	President

SCHEDULE 1

Consequences of Assignment to GMT

In the event of an assignment by Gemplus Corp. of its rights and obligations hereunder to GMT pursuant to Section 3(f) of the Agreement, then automatically by virtue of such assignment and henceforth from the effective date thereof, then notwithstanding any other provisions of this Agreement, the following provisions shall apply:

     1.  The provisions of Section 16.2 of the Agreement shall become void and have no further force or effect (except for the continuation and completion of any arbitration proceedings already commenced pursuant thereto).

     2.  The applicable law in accordance with Section 16.9 (a) of the Agreement shall become void and of no further force or effect and shall be automatically modified and amended to become the applicable law of Switzerland (without reference rules of conflicts of laws).

     3.  The exclusively competent courts for any and all disputes or controversies arising out of, relating to or in connection with this Agreement, or the interpretation, validity, construction, performance, breach or termination thereof, shall automatically be modified and amended to become exclusively the competent courts of Geneva, Switzerland.

     4.  The provisions of Section 10 of the Agreement shall become void and of no further force or effect (without prejudice to all rights acquired pursuant thereto prior to the effective date of assignment, all of which rights shall remain unchanged and in full force and effect), and shall be replaced by the following provision which shall apply in lieu of and in place of Section 10 of the Agreement:

          (i)  Inventions, designs, developments and improvements (“Inventions”) which the Executive makes or to which the Executive contributes while performing his activity and duties hereunder shall be the property of GISA, regardless of their protectability. The Executive is not entitled to any additional compensation in relation thereto.

          (ii)  Inventions which the Executive makes or to which the Executives contributes in connection with his activity in relation to the Group but not within the scope of his duties pursuant to this Agreement or by law or practice are assigned to GISA or otherwise as directed by GISA without further formalities as from the date of their creation. The Executive shall inform GISA in writing of such Inventions. GISA shall inform the Executive in writing within six months thereafter whether it wishes to retain the rights to the Invention or to release such rights to the Executive. GISA and the Executive agree to comply with any and all mandatory related provisions of applicable law, including any and all mandatory requirements for GISA to pay special compensation to the Executive in respect of GISA retaining such rights to such Inventions. Negotiations and any possible dispute with respect to the amount of such compensation shall not have any restriction on the full unlimited rights of GISA to use and exploit such Invention.

          (iii) Sections 4(i) and 4(ii) of this Schedule 1 to the Agreement shall apply mutatis mutandis to industrial designs, models and similar industrial property rights.

          (iv) All rights to copyrights, authors’ rights and similar intellectual property rights (including without limitation in computer programs, drafts, models, plans, drawings and essays) which the Executive creates or to which he contributes while performing his activity for the Group, whether during the performance of his contractual or statutory duties or not, including the right to uses not yet known at this time, are transferred fully and exclusively to GISA or as GISA may direct as from the date of their creation without any additional compensation being due to the Executive. In particular, GISA or as GISA may direct has the exclusive and unlimited right to use, copy and distribute the works involved also in an altered form without being obliged to name the author of such work. GISA is entitled to determine whether, how and when such works, also for the first time, are published and used, e.g. whether reproductions of the works are made, the works are distributed, leased, performed, or otherwise displayed, sent, transmitted or re-transmitted by means of radio and television networks or by similar means. To the extent permitted by law, the Executive further waives his right to exercise his moral rights, in particular his right to be recognized as author, to determine the first publication and work integrity.

          (v) The Executive shall inform GISA in writing and without delay of any intellectual property rights created pursuant to Sections 4(i) through 4(iv) of this Schedule 1. The Executive shall make all statements and provide all documents which are necessary to enable GISA and the Group to exercise the aforementioned rights.

          (vi) GISA has the right to use the results stemming from the Executive’s activity hereunder without any further compensation. The Executive shall not disclose any manufacturing or business secret that comes to his knowledge while in Gemplus Corp.’s or the Group’s service. He shall continue to be bound to secrecy also after termination of this Agreement. The Executive shall himself not make use of any of the results of any of the rights of GISA pursuant to this Section 4 of this Schedule 1 which are not protected by any intellectual property rights nor transfer such results of any such rights to a third party.